UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

FOR THE CALENDAR YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

FOR THE TRANSITION PERIOD FROM               TO

Commission File Number: 0-21323

A.                                    FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

NAVTEQ Corporation
NAVTEQ Savings and Investment Plan

B.                                    NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

NAVTEQ Corporation

222 Merchandise Mart, Suite 900

Chicago, Illinois 60654

NAVTEQ
SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator of

NAVTEQ Savings and Investment Plan

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the NAVTEQ Savings and Investment Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2004 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements as a whole.

Crowe Chizek and Company LLC

Oakbrook, Illinois
June 28, 2005

NAVTEQ

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value:
NAVTEQ Corporation common stock	$1,953,332	$507,295
Mutual funds	33,960,741	25,715,461
Loans to participants	623,816	506,581
Total investments	36,537,889	26,729,337
Cash	1,054	46,563
Net assets available for benefits	$36,538,943	$26,775,900

See accompanying notes to financial statements.

NAVTEQ

SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions to net assets attributed to:
Investment income (Note 4)
Net appreciation in fair value	$4,020,822
Interest and dividend income	845,680
4,866,502
Contributions
Participant	5,108,935
Employer	1,337,715
6,446,650
Total Additions	11,313,152

Deductions in net assets attributed to:
Benefits paid to participants	1,543,734
Administrative expenses	6,375
Total deductions	1,550,109
Net increase	9,763,043
Net assets at the beginning of the year	26,775,900
Net assets at the end of the year	$36,538,943

See accompanying notes to financial statements.

NAVTEQ
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)                     Description of the Plan

The following description of the NAVTEQ Savings and Investment Plan (the Plan) is for informational purposes only. Participants should refer to the plan document for more complete information.

(a)                      General

The Plan is a voluntary defined contribution plan that was established in 1991 by NAVTEQ Corporation (the Company) to provide benefits to eligible employees. The Plan covers all full-time U.S. employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

An employee becomes eligible to participate in the Plan on the first day following his/her employment date. This initial eligibility allows the participant to defer pre-tax compensation and contribute to the Plan. After ninety days subsequent to the employment date, the participant is eligible to participate in any employer contributions made to the Plan.

The Charles Schwab Trust Company (Schwab) is the trustee of the Plan under a contractual agreement with the Company.

(b)                      Administrative Expenses

Administrative and trustee fees related to the general administration of the Plan and trust are paid by the Company. Certain individual transaction charges paid to the trustee are deducted from the related participant accounts.

(c)                       Contributions

Participants can make contributions on a before-tax basis of wages up to the statutory limitation of $13,000 per year. Participants at the age of 50 or over may make $3,000 in catch up contributions. A participant may change his/her contribution amount at any time. Participants’ contributions are made via payroll deductions and are deposited with the trustee following the end of each payroll cycle.

In addition to participant contributions, the Plan allows for employer matching and profit sharing contributions at the Company’s discretion. The Company matched 50% of employee contributions on the first 6% of the employee’s base pay.  The matching contributions are made each pay period, and the funds are deposited with the trustee following the end of each payroll cycle. There were no employer profit sharing contributions made to the Plan during 2004.

Participants can direct the investment of their accounts on a daily basis into several mutual funds offered by the Plan.  As of December 31, 2004, certain participants had a portion of their accounts invested in Company common stock. This investment resulted from an acquisition and subsequent merger of the acquired Company’s plan with the Plan.  During 2005, those participants who had a portion of their accounts invested in Company common stock either sold the stock and invested the proceeds in other Plan investment options or received a distribution from the Plan in the amount of the fair value of their shares at the time of distribution.  Participants are not allowed to invest any future money into the stock.

(d)                      Participant Accounts

Each participant’s account is credited with the participant’s contributions, an allocation of the Company’s contributions, administrative charges, and an allocation of investment earnings and losses.  Allocations are based on the participant’s eligibility, participant compensation, contributions, and account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)                       Vesting

Participants in the Plan are always 100% vested in all employee contributions. For matching contributions and for employer contributions made as profit sharing contributions, a participant’s vested interest is determined in accordance with the following schedule:

Percent
Months of service	vested
Less than 12	0%
12 – 23	25
24 – 35	50
36 – 47	75
48 or more	100

Under the terms of the Plan, a participant is credited with a year of service on the anniversary date of the date of hire and on each subsequent anniversary date.

Forfeitures of Company contributions from nonvested terminated participants will first be used to pay any administrative expenses.  Any remaining forfeitures will be used to reduce the Company’s contributions for the current and succeeding plan years. The fair value of investments relating to unapplied forfeitures that can be used to offset future Company contributions was $27,316 and $0 as of December 31, 2004 and 2003, respectively.

(f)                         Payment of Benefits

If a participant’s employment with the Company terminates, and his/her vested account balance exceeds $5,000, the participant is allowed to elect a lump-sum distribution or a deferred payment. If a participant’s vested account balance is less than $5,000, the participant will receive a lump-sum distribution.

(g)                      Loans

A participant in the Plan may obtain a loan secured by his/her account in an amount equal to not less than $1,000 and not more than 50% of the participant’s vested account balance, limited to a maximum loan value of $50,000. The loan term cannot exceed five years, unless proceeds of the loan are used to purchase a primary residence in which case the loan term can extend to fifteen years. The interest rate on each loan is set at 2% above the prime rate as published in the Wall Street Journal on the date the loan is approved.

(h)                      Withdrawals

A participant may request a distribution from his/her nonforfeitable account balance in order to satisfy a hardship. To qualify for hardship, the withdrawal must be related to one of the following: (a) medical expenses; (b) the purchase of a principal residence; (c) post-secondary education tuition; (d) to prevent eviction from or foreclosure on the participant’s principal residence; (e) funeral expenses of a participant’s family member; or (f) the participant’s disability.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)                      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(c)                       Valuation of Investments

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade date basis. Participant loans are valued at cost that approximates fair value.

The Plan provides for investments in mutual funds that, in general, are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant individual account balances.

The Plan’s investments also include 42,134 shares of NAVTEQ Corporation common stock, valued at $1,953,332 and $507,295, as of December 31, 2004 and 2003, respectively, (5.3% and 1.9% of net assets available for plan benefits, respectively). NAVTEQ Corporation common stock is traded on the New York Stock Exchange effective August 6, 2004.  As of December 31, 2004, the stock is carried based on the closing price of $46.36 on December 31, 2004.  As of December 31, 2003, the stock was carried at estimated fair value as approved by the board of directors of the Company in the absence of a readily ascertainable market value.

The Company filed a Registration Statement on Form S-1 (Reg. No. 333-114637) on April 20, 2004 with the Securities and Exchange Commission to register the Company’s common stock in an initial public offering that was declared effective on on August 5, 2004. The Company’s common stock began trading on the New York Stock Exchange on August 6, 2004.

On April 27, 2004, the Company’s board of directors and stockholders approved a reverse split of the Company’s common stock.  The ratio for the reverse stock split was 1-for-14, as determined by the Company’s board of directors.  The Company effected this reverse split on August 5, 2004 by amending its amended and restated certificate of incorporation.  All previously reported share amounts have been retroactively adjusted to give effect to this reverse split.

(d)                      Benefits

Benefits are recorded when paid.

(3)                     Investments

The Plan’s investments, which exceeded 5% of net assets available for plan benefits as of December 31, 2004 or 2003, are as follows:

	2004	2003
Alger Midcap Growth Fund	$2,196,834	$2,018,352
Dodge & Cox Income Fund	4,669,279	3,819,016
Columbia Acorn Fund Class Z	4,113,376	2,945,335
First Eagle Sogen Overseas Fund	3,038,390	2,261,122
Harbor Capital Appreciation Fund	3,779,023	2,686,060
NAVTEQ Corporation Common Stock	1,953,332	507,295
Schwab Retirement Money Market Fund	2,362,623	2,093,355
Sound Shore Fund	2,906,664	1,610,400
Vanguard Growth & Income Fund	3,490,760	3,094,447
Vanguard Index 500 Fund	5,060,138	4,276,064

During 2004, the Plan’s investments (including investments bought and sold, as well as those held during the year) appreciated in value as follows:

Mutual funds	$2,574,785
NAVTEQ Corporation common stock	1,446,037

$4,020,822

(4)                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of the plan termination, the plan document states that irrespective of the value of a participant’s nonforfeitable benefit, a lump-sum distribution will be disbursed as soon as administratively possible.

(5)                     Tax Status

The Plan obtained its latest determination letter on March 6, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not been modified since receiving the latest determination letter, and the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(6)                     Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Company pays certain professional fees for the administration and audit of the Plan.  Fees paid to The Charles Schwab Trust Company by plan participants during 2004 were $6,375.

Certain Plan investments were loans to plan participants or shares of mutual funds offered by Charles Schwab, an affiliate of the Plan’s trustee.  Accordingly, these investments qualify as party-in-interest investments, and totaled $2,990,898 and $2,599,936 as of December 31, 2004 and 2003, respectively.  The Plan also held 42,134 shares of Company common stock as of December 31, 2004 and 2003.  The fair value of these shares was $1,953,332 and $507,295 at December 31, 2004 and 2003, respectively.  There were no purchases, sales or distributions of Company common stock by the Plan in 2004.

NAVTEQ
SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2004

Plan Sponsor:  NAVTEQ Corporation

EIN:  77-0080465

Plan Number:  001

Identity of issuer, borrower, lessor, or similar party	Description of investment including, maturity date, rate of interest, collateral, par, maturity value, or shares or units	Cost**	Current value

*NAVTEQ Corporation	NAVTEQ Corporation common stock, 42,134 shares		$1,953,332

*Schwab	Schwab Retirement Money Market Fund; 2,362,623 units		2,362,623

Fred Alger and Company	Alger Midcap Growth Institutional Fund; 130,221 units		2,196,834

American Aadvantage Funds	American Aadvantage Small Cap Value Plan; 49,918 units		993,871

Columbia Funds	Columbia Acorn Fund Class Z; 155,515 units		4,113,376

Dodge & Cox Funds	Dodge & Cox Income Fund; 363,651 units		4,669,279

American Funds	Europacific Growth Fund; 38,154 units		1,345,324

First Eagle Funds	First Eagle Sogen Overseas Fund; 139,568 units		3,038,390

Harbor Funds	Harbor Capital Appreciation Fund; 131,811 units		3,779,023

*Schwab	Schwab Markettrack Balanced Fund; 293 units		4,459

Sound Shore Fund, Inc.	Sound Shore Fund; 79,201 units		2,906,664

Vanguard Group	Vanguard Growth & Income Fund; 114,040 units		3,490,760

Vanguard Group	Vanguard Index 500 Fund; 45,325 units		5,060,138

*Plan participants	Participant loans; maturity dates from January 20, 2005 to April 27, 2017; rates of interest ranging from 6.25% to 11.5%		623,816
			$36,537,889

*            Represents a party-in-interest to the Plan.

**     Investments are participant-directed. Cost is not required to be presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized in the City of Chicago, State of Illinois, on June 28, 2005.

NAVTEQ SAVINGS AND INVESTMENT PLAN

/s/ Lawrence M. Kaplan
Name: Lawrence M. Kaplan
Its: Senior Vice President, General Counsel and Secretary

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm